Mail Stop 3010

August 5, 2009

Mr. Michael Gilligan
Principal Financial Officer
DB Commodity Services LLC
60 Wall Street
New York, NY 10005

   Re: **Powershares DB US Dollar Index Trust**
       Form 10-K for the fiscal year ended December 31, 2008
       File No. 1-33317

       DB US Dollar Index Master Trust
       Form 10-K for the fiscal year ended December 31, 2008
       File No. 1-33315

Dear Mr. Gilligan:

   We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures

1.   Please tell us why the 10-Ks for the Bullish Fund and the Bearish Fund do not
       include disclosure regarding the disclosure controls and procedures and internal
       control over financial reporting for the DB US Dollar Index Trust and the DB US
       Dollar Index Master Trust. Similarly, please tell us why the periodic reports of
       each series do not include certifications relating to these entities.

       As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please submit a
cover letter with your amendment that keys your response to our comment and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
submit your cover letter on EDGAR. Please understand that we may have additional
comments after reviewing your amendment and response to our comment.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

       In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or Karen Garnett, Assistant Director, at (202) 551-3785 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief